Exhibit 99.1

SilverCrest Announces US$120 Million Bought Deal Financing

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – February 11, 2021 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”) co-led by Scotiabank, Raymond James Ltd., and RBC Capital Markets, pursuant to which the Underwriters have agreed to purchase, on a bought-deal basis, 13,050,000 common shares of the Company (“Shares”) at a price of US$9.20 per Share for aggregate gross proceeds to the Company of US$120 million (the “Offering”).

The Underwriters have been granted an option (the “Over-Allotment Option”), exercisable in whole or in part, at any time within 30 days following the closing of the Offering, to purchase from the Company up to an additional 15% of the Shares offered under the Offering.

The principal objectives for use of the net proceeds of the Offering are to expand the Las Chispas resources and reserves through further drilling, to optimize the mine and processing plant design, to explore regional targets, and for general working capital purposes.

The Offering is expected to close on or about February 22, 2021 and is subject to a number of conditions, including receipt of all necessary securities regulatory approvals and the approval of the Toronto Stock Exchange and NYSE American.

The Shares will be offered in all provinces of Canada (except Québec) pursuant to a short form base shelf prospectus as accompanied by a prospectus supplement and will be offered in the United States pursuant to a supplement to the Company’s registration statement on Form F-10 registering the Shares under the United States Securities Act of 1933, as amended, pursuant to the Multi-Jurisdictional Disclosure System adopted by the United States and Canada. The Shares may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions. However, there will not be any sale of Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of such province, state or jurisdiction.

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in all provinces of Canada (except Québec ). Copies of the final base shelf prospectus, and any applicable shelf prospectus supplement, may be obtained from Scotiabank for which contact details are provided below. This document does not provide full disclosure of all material facts relating to the Shares. Investors should read the final base shelf prospectus, the accompanying prospectus supplement and any amendments thereto for disclosure of those facts, especially risk factors relating to the Shares, before making an investment decision. Investing in the Shares involves risk. See “Risk Factors” in the final base shelf prospectus and “Risks Related to the Common Shares” in the prospectus supplement. SilverCrest has filed a registration statement on Form F-10 (including a base shelf prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement relating to this offering, the base shelf prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents at no cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the Offering will arrange to send you the base shelf prospectus, and any applicable shelf prospectus supplement, or you may request it in Canada from Scotiabank, Attention: Equity Capital Markets, Scotia Plaza, 62nd Floor, 40 King Street West, Toronto, Ontario M5H 3Y2, or by telephone at 1-416-863-7704 or by email at equityprospectus@scotiabank.com and in the United States from Scotiabank (USA), Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, or by telephone at 1-212-225-6853 or by email at equityprospectus@scotiabank.com. No securities regulatory authority has either approved or disapproved of the contents of this news release.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership, where all the known mineral resources and reserves are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern, among other things, the intended use of proceeds and the scheduled closing date for the Offering. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic, conditions in general economic and financial markets; timing and amount of capital expenditures; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors including: the timing and content of work programs; results of exploration activities of mineral properties; the interpretation of drilling results and other geological data; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1